Filed pursuant to Rule 433
September 18, 2006
Relating to Preliminary Pricing Supplement No. 366 to
Registration Statement No. 333-89136
Dated September 17, 2003

ABN AMRO Bank N.V. Index Out-performance Notes (IONs)SM
PRELIMINARY PRICING SHEET – SEPTEMBER 18, 2006

Index Out-performance Notes (IONs)SM Due September 29, 2010 Linked to the
Rogers International Commodity Index®–Agriculture Excess Return

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P AA-)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	Index Out-performance Notes (IONs)SM linked to the Rogers International Commodity Index®-Agriculture Excess Return due September 29, 2010 (the “Securities”)
Underlying Index:	Rogers International Commodity Index®-Agriculture Excess Return (Bloomberg code: RICIAGER <Index>)
Coupon:	None. The Securities do not pay any interest.
Denominations:	$1,000
Issue Size:	TBD
Issue Price:	100%
Payment at Maturity:	The Securities do not guarantee any return of principal at maturity. Instead, the payment at maturity is based on the performance of the Underlying Index as follows:
• If the Index Return is zero or positive, the payment at maturity will be a cash payment equal to the sum of $1,000 and the Out-performance Amount, or
• If the Index Return is negative, the payment at maturity will be a cash payment equal to the sum of $1,000 and the Index Return. Consequently, a negative Index Return will reduce the cash payment at maturity below the $1,000 principal amount of the Securities.
Index Return:	For each $1,000 principal amount of Securities, an amount in cash equal to:
Initial Value:	100% of the closing value of the Underlying Index on the Pricing Date
Final Value:	100% of the closing value of the Underlying Index on the Determination Date
Out-performance Amount:	For each $1,000 principal amount of Securities, an amount in cash equal to the product of (i) the Participation Rate times (ii) the Index Return.
Participation Rate:	The Participation Rate will be determined on the Pricing Date and will be no less than 1.55 (or 155%) and no more than 1.65 (or 165%).
Ranking:	The Securities are unsecured, unsubordinated obligations of the Issuer.
CUSIP:	00079FST0 ISIN: US00079FST02
Trustee & Paying Agent:	JPMorgan Chase & Co.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	No sales into The Netherlands or to Dutch persons
Pricing Date:	September 26, 2006, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Settlement Date:	September 29, 2006
Determination Date:	September 24, 2010, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Maturity Date:	September 29, 2010 (4 years)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and this offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

SUMMARY

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are non-principal protected securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are medium-term notes of ABN AMRO Bank N.V. The payment at maturity on the Securities is determined based on the performance of the Underlying Index. Therefore your principal is at risk and you could lose some or all of your initial investment if the Underlying Index declines in value. In addition, unlike ordinary debt securities, the Securities do not pay interest.

What will I receive at maturity of the Securities?

     If the Index Return is zero or positive, we will pay you an amount in cash equal to the sum of $1,000 and the Out-performance Amount, for each $1,000 principal amount of the Securities. The Out-performance Amount is equal to the product of (i) the Participation Rate times (ii) the Index Return.

     If the Index Return is negative, we will pay you an amount in cash equal to the sum of $1,000 and the Index Return, for each $1,000 principal amount of the Securities. Consequently, a negative Index Return will always reduce your cash payment at maturity below the principal amount of the Securities. Accordingly, you could lose some or all of your initial investment.

Will I receive interest payments on the Securities?

     No. You will not receive any interest or any other payments on the Securities during the term of the Securities.

Can you give me examples of the payment I will receive at maturity depending on the percentage change in the value of the Underlying Index?

     Example 1: If, for example, the Initial Value is 950 and the Final Value is 500, the Index Return would be calculated as follows:

     Index Return =

     Because the Index Return is negative, at maturity you would receive an amount in cash per Security equal to the sum of $1,000 and $-473.68, or a total payment of $526.32. In this case, you would have lost a portion of your initial investment. In general, the Underlying Index decreases in value you will lose some or all of your investment.

     Example 2: If, for example, the Initial Value is 950, the Final Value is 1,200 and the Participation Rate is 1.60 (or 160%), the Index Return would be calculated as follows:

     Index Return =

     Because the Index Return is positive, at maturity you would receive an amount in cash per Security equal to the sum of $1,000 and the Out-performance Amount. The Outperformance Amount is calculated by multiplying the Index Return by the Participation Rate, which in our example is 1.60 (or 160%). Accordingly, the Out-performance Amount in our example would be $263.16 x 1.6 = $421.056. At maturity, you would receive $1,000 plus the Out-performance Amount of $421.056, or a total payment of $1,421.056.

     These examples are for illustrative purposes only. It is not possible to predict the closing value of the Underlying Index on the Determination Date.

Do I get all my principal back at maturity?

     You are not guaranteed to receive any return of principal at maturity. If the closing value of the Underlying Index on the Determination Date is below the Initial Value (resulting in a negative Index Return), the amount of cash paid to you at maturity will be less than the principal amount of the Securities and could be zero. You may lose some or all of your initial investment if the Underlying Index declines.

Do I benefit from any appreciation in the Underlying Index over the term of the Securities?

     Yes. If the Final Value is equal to or greater than the Initial Value, you will receive in cash the Out-performance Amount in addition to the principal amount of the Securities payable at maturity. The Out-performance Amount is a multiple of the appreciation in the Underlying Index over the term of the Securities.

What is the Underlying Index?

     The Underlying Index is a composite U.S. dollar based index that is designed to serve as a diversified benchmark for the price movements of agricultural commodities consumed in the global economy. It is a sub-index comprised of the agricultural components of the Rogers International Commodity Index® or RICI® (the “RICI Index”). You should read “Description of the Underlying Index” in the related Pricing Supplement for additional information regarding the Underlying Index.

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Index Out-performance Notes to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they do not pay interest and are not principal protected. In addition, investors in the Securities will be fully exposed to any decline in the level of the Underlying Index. Accordingly, investors may lose some or all of their initial investment in the Securities.

Index Committee

The Underlying Index is overseen and managed by a committee chaired and controlled by James B. Rogers, Jr., the founder and sole owner of the Underlying Index. We are one of the five other members of the committee. The committee has discretion regarding the composition and management of the Underlying Index, including additions, deletions and the weightings of the commodities comprising the Underlying Index, all of which could affect the Underlying Index and, therefore, the value of the Securities.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Index, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

There is no direct legal authority as to the proper U.S. federal income tax characterization of the Securities, and we do not intend to request a oiling from the Internal Revenue Service (the “IRS”) or from the Dutch authorities regarding the Securities. No assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Securities described in the section entitled “Taxation’” in the pricing supplement for the Securities. If the IRS were successful in asserting an alternative characterization for the Securities, the timing and character of income on the Securities could differ materially from the tax treatment described in the pricing supplement for the Securities. You should review carefully the section in the pricing supplement for the Securities entitled “Taxation” and consult your tax adviser regarding your particular circumstances.

Index Disclaimer

“Jim Rogers”, “James Beeland Rogers, Jr.”, “Rogers”, “Rogers International Commodity Index®-Agriculture Excess Return” and “RICI®-A Excess Return” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered service marks of Beeland Interests, Inc. (“Beeland Interests”), which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The name and likeness of Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr.

The Securities are not sponsored, endorsed, sold or promoted by Beeland Interests or Diapason Commodities Management S.A. (“Diapason”). Neither Beeland Interests nor Diapason makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this Pricing Supplement, or the advisability of investing in securities or commodities generally, or in the Securities or in futures particularly.

NEITHER BEELAND INTERESTS NOR DIAPASON, OR ANY OF THEIR RESPECTIVE AFFILIATES, GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE RICI® OR THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF ANY SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI® OR THE UNDERLYING INDEX, ANY DATA INCLUDED THEREIN OR THE SECURITIES. NEITHER BEELAND INTERESTS, NOR DIAPASON, OR ANY OF THEIR RESPECTIVE AFFILIATES, MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLYING INDEX, THE RICI®, AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, DIAPASON OR ANY OF THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

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